Robert J. Brigham (650) 843-5053 rbrigham@cooley.com	VIA EDGAR

June 17, 2008

Kathleen Collins

Megan Akst

Jay Ingram

Evan Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement Filed March 25, 2008
File No. 000-33043

Ladies and Gentlemen:

On behalf of Omnicell, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated June 3, 2008 (the “Second Comment Letter”), in response to the Company’s letter dated May 16, 2008 responding to the Staff’s comment letter dated April 23, 2008, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Definitive Proxy Statement filed March 25, 2008.

As per a telephone conversation on June 16, 2008 between Evan Jacobson of the Staff and the undersigned, this letter serves to confirm a request that the Company be granted an extension of time to provide a response to the Second Comment Letter (the “Second Response”). The Company respectfully advises the Staff that it is working with internal accounting and legal personnel and its independent accounting firm to prepare the Second Response.

The Company advises the Staff that it expects to provide the Second Response to the Staff on or before Friday, June 27, 2008.

Please do not hesitate to call me at (650) 843-5053 if you have any questions or would like any additional information regarding this matter.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Robert J. Brigham
Robert J. Brigham, Esq.

cc:	Robin G. Seim - Omnicell, Inc.
Dan S. Johnston - Omnicell, Inc.
David D. Hickox - Ernst & Young LLP
Sally A. Kay - Cooley Godward Kronish LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM